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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-69325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/19/14** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **J.C. Flowers Securities Co. LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 5th Avenue, 23rd Floor
(No. and street)

New York	**NY**	**10153-0023**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph R. Valvano **(212) 204-9110**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

695 East Main Street	**Stamford**	**CT**	**06901**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

J.C. Flowers Securities Co. LLC
(SEC I.D. No. 8-69325)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2015 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5 (e) (3) under the securities exchange act of 1934 as a PUBLIC DOCUMENT



Deloitte & Touche LLP
695 East Main Street
Stamford, CT 06901
USA

Tel: +1 203 708 4700
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of J.C. Flowers Securities Co. LLC:

We have audited the accompanying statement of financial condition of J.C. Flowers Securities Co. LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of J.C. Flowers Securities Co. LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

J.C. Flowers Securities Co. LLC

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	327,820
Other assets		2,612
Total assets	$	330,432
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES:		
Accounts payable and accrued expenses (Note 3)	$	68,217
Total liabilities		68,217
MEMBER'S CAPITAL		262,215
Total liabilities and member's capital	$	330,432

See notes to financial statements.

1. ORGANIZATION

J.C. Flowers Securities Co. LLC (the "Company"), a Delaware limited liability company, is authorized to provide investment and merger and acquisition advisory services to third party clients, as well as to conduct private placements of securities. The Company's office is located in New York.

The Company is wholly-owned by J. Christopher Flowers ("Managing Member"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Company was formed in July 2013 and registered with FINRA and the SEC on November 19, 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Actual results could differ materially from these estimates.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. At December 31, 2015, Cash and cash equivalents consist of cash in a bank, held at one major U.S. financial institution.

Income Taxes – The Company is a single member limited liability company that is treated as a disregarded entity for U.S. tax purposes. Accordingly, the Company is not subject to federal, state or foreign income taxes. The Managing Member of the Company is responsible for reporting income and losses to the extent required by Federal, State and Local income tax laws and regulations, resulting from its ownership interest in the Company. It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities. At December 31, 2015, there were no unrecognized tax benefits.

Expenses – Direct expenses are recorded as incurred. Allocated expenses are recorded on a monthly basis.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2015, accounts payable and accrued expenses consist of the following:

Accrued professional fees	$	32,500
Amount due to a related party		35,717
	$	68,217

4. RELATED PARTY TRANSACTIONS

On September 2, 2014, the Company, entered into a services, space sharing and expense agreement with J.C. Flowers & Co. LLC ("JCF").

Under the agreement, JCF agrees to provide the Company professional and support services, including but not limited to services in the areas of account and transaction documentation, cash management, accounting, payroll support, financial reporting, recordkeeping, information technology, telecommunications and information technology support, clerical support and related matters and other resources.

Total expenses incurred by the company under this agreement for the period November 19, 2014 (date of registration) to December 31, 2015 were $368,401. Total amounts due to JCF under this agreement at December 31, 2015 were $35,717.

5. COMMITMENTS AND CONTINGENCIES

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2015.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(2)(vi). The Company computes its net capital requirement under the basic method, which requires the Company to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000. At December 31, 2015, the Company had net capital of $259,603 which was in excess of its statutory requirement by $254,603.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3 under section (k)(2)(i).

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in its financial statements through February 26, 2016, the date the financial statement was issued, and has concluded that no subsequent events existed that warrant recording or disclosure in the notes to the financial statement.

* * * * * *

J.C. FLOWERS SECURITIES CO. LLC
767 FIFTH AVENUE, 23RD FLOOR
NEW YORK, NY 10153

J.C. Flowers Securities Co. LLC Exemption Report

J.C. Flowers Securities Co. LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.15c3-3, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k) (2) (i);

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k) throughout the period November 19, 2014 (date of registration) to December 31, 2015 without exception.

JC Flowers Securities Co. LLC

I, Ralph R. Valvano, swear that, to my best knowledge and belief, this Exemption Report is true and correct

Signature: Ralph R. Valvano

Title: FinOp, J.C. Flowers Securities Co. LLC

Date: February 26, 2016



Deloitte & Touche LLP
695 East Main Street
Stamford, CT 06901
USA

Tel: +1 203 708 4700
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of J.C. Flowers Securities Co. LLC:

We have reviewed management's statements, included in the accompanying J.C. Flowers Securities Co. LLC Exemption Report, in which (1) J.C. Flowers Securities Co. LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the period November 19, 2014 (date of registration) through December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 26, 2016